November 8, 2018

T. Lane Wilson
Senior Vice President and General Counsel
NORTHWEST PIPELINE LLC
295 Chipeta Way
Salt Lake City, Utah 84108

       Re: NORTHWEST PIPELINE LLC
           Registration Statement on Form S-4
           File No. 333-228174
           Filed on November 5, 2018

Dear Mr. Wilson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo Castelli at (202)551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Robyn E. Zolman